UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                          OMB APPROVAL
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                           SEC File Number: 000-27551

                            CUSIP Number: 25389E 10 7

                           NOTIFICATION OF LATE FILING


(Check one)         [_]  Form 10-K           [_] Form 20-F    [_] Form 11-K
                    [X]  Form 10-Q           [_] Form 10-D    [_] Form N-SAR
                    [_]  Form N-CSR


         For period ended   JUNE 30, 2006

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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


                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant            DIGITALFX INTERNATIONAL, INC.
                       ---------------------------------------------------------

Former name if applicable          QORUS.COM, INC.
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)   3035 EAST PATRICK
LANE, SUITE 9                                             ----------------------
---------------------------

City, state and zip code           LAS VEGAS, NEVADA 89120
                        --------------------------------------------------------


                                    PART II

                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated X without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-QSB, for the fiscal quarter ended June 30, 2006, could not be filed within the prescribed time period due to difficulties with accessing the EDGAR system within the time period allotted.

                                    PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  LORNE WALKER                        (702)                       938-9300
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     (Name)                        (Area Code)                (Telephone Number)


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


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                               [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          DIGITALFX INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2006                By:     /s/ Lorne Walker
                                            ------------------------------------
                                    Name:   Lorne Walker
                                    Title:  Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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


                                     PART IV

                               OTHER INFORMATION

(3)      EXPLANATION OF CHANGE

         The Registrant's total revenues were $5.9 million for the quarter ended June 30, 2006, versus $787,000 for the quarter ended June 30, 2005. The increase was due to increased sales in all product groups, as well as the January 2006 initiation of sales to Australia and New Zealand.

         The Registrant's net loss was approximately $46,000 for the quarter ended June 30, 2006, compared to a net loss of approximately $380,000 for the quarter ended June 30, 2005.


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